Exhibit 1

BIOLINERX LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF JUNE 30, 2011

BIOLINERX LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF JUNE 30, 2011

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

			Convenience translation into USD (Note 1b)
	December 31,	June 30,	June 30,
	2010	2011	2011
	NIS in thousands		In thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	111,746	37,875	11,091
Short-term bank deposits	28,037	75,524	22,115
Prepaid expenses	46	196	57
Other receivables	6,313	6,540	1,915
Total current assets	146,142	120,135	35,178

NON-CURRENT ASSETS
Restricted deposits	2,414	3,347	980
Long-term prepaid expenses	196	211	62
Property and equipment, net	4,509	4,235	1,240
Intangible assets, net	1,352	1,198	352
Total non-current assets	8,471	8,991	2,634
Total assets	154,613	129,126	37,812

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term bank loan	307	307	90
Accounts payable and accruals:
Trade	3,849	4,311	1,262
OCS	5,993	5,993	1,755
Licensors	1,491	1,434	420
Other	10,551	11,417	3,343
Total current liabilities	22,191	23,462	6,870

LONG-TERM LIABILITIES
Long-term bank loan, net of current maturities	432	272	80
Retirement benefit obligations	30	30	9
Total non-current liabilities	462	302	89
Total liabilities	22,653	23,764	6,959

EQUITY
Ordinary shares	1,236	1,236	362
Warrants	6,549	6,549	1,918
Share premium	414,435	414,725	121,442
Capital reserve	27,623	28,783	8,428
Accumulated deficit	(317,883)	(345,931)	(101,297)
Total equity	131,960	105,362	30,853
Total liabilities and equity	154,613	129,126	37,812

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE LOSS
(UNAUDITED)

					Convenience translation into USD (Note 1b)
					Three	Six
	Three months ended June 30,		Six months ended June 30,		months ended June 30,
	2010	2011	2010	2011	2011	2011
	NIS in thousands				In thousands
RESEARCH AND DEVELOPMENT EXPENSES, NET	(26,296)	(10,405)	(37,032)	(16,789)	(3,047)	(4,916)
SALES AND MARKETING EXPENSES	(1,225)	(1,323)	(2,184)	(2,073)	(387)	(607)
GENERAL AND ADMINISTRATIVE EXPENSES	(3,289)	(3,348)	(6,224)	(6,274)	(980)	(1,837)
OPERATING LOSS	(30,810)	(15,076)	(45,440)	(25,136)	(4,415)	(7,360)
FINANCIAL INCOME	2,685	637	2,878	1,820	187	533
FINANCIAL EXPENSES	(24)	(1,965)	(1,062)	(4,732)	(575)	(1,386)
COMPREHENSIVE LOSS FOR THE PERIOD	(28,149)	(16,404)	(43,624)	(28,048)	(4,804)	(8,213)

	NIS				USD

LOSS PER ORDINARY SHARE - BASIC	(0.23)	(0.14)	(0.35)	(0.23)	(0.04)	(0.07)

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary		Share	Capital	Accumulated
	shares	Warrants	premium	reserve	deficit	Total
	NIS in thousands
BALANCE AT JANUARY 1, 2011	1,236	6,549	414,435	27,623	(317,883)	131,960
CHANGES FOR SIX MONTHS ENDING JUNE 30, 2011:
Share based compensation				1,449		1,449
Expiration of options			113	(113)
Employee stock options exercised	*		177	(176)		1
Comprehensive loss for the period					(28,048)	(28,048)
BALANCE AT JUNE 30, 2011	1,236	6,549	414,725	28,783	(345,931)	105,362

	Ordinary		Share	Capital	Accumulated
	Shares	Warrants	premium	Reserve	deficit	Total
	NIS in thousands
BALANCE AT JANUARY 1, 2010	1,235	6,549	412,513	22,963	(325,323)	117,937
CHANGES FOR SIX MONTHS ENDING JUNE 30, 2010:
Share based compensation				3,183		3,183
Employee stock options exercised	*		20	(20)
Comprehensive loss for the period					(43,624)	(43,624)
BALANCE AT JUNE 30, 2010	1,235	6,549	412,533	26,126	(368,947)	77,496

	Ordinary		Share	Capital	Accumulated
	Shares	Warrants	premium	Reserve	deficit	Total
	Convenience translation into USD in thousands (Note 1b)
BALANCE AT JANUARY 1, 2011	362	1,918	121,357	8,089	(93,083)	38,643
CHANGES FOR SIX MONTHS ENDING JUNE 30, 2011:
Share based compensation				424		424
Expiration of options			33	(33)
Employee stock options exercised	*		52	(52)
Comprehensive loss for the period					(8,214)	(8,214)
BALANCE AT JUNE 30, 2011	362	1,918	121,442	8,428	(101,297)	30,853

 * Less than 1,000

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

			Convenience translation into USD (Note 1b)
	Six months ended June 30,		Six months ended June 30,
	2010	2011	2011
	NIS in thousands		In thousands

CASH FLOWS - OPERATING ACTIVITIES
Comprehensive loss for the period	(43,624)	(28,048)	(8,214)
Adjustments required to reflect net cash used in operating activities (see appendix below)	24,938	6,772	1,983
Net cash used in operating activities	(18,686)	(21,276)	(6,231)

CASH FLOWS - INVESTING ACTIVITIES
Investment in short-term deposits	-	(74,940)	(21,944)
Investment in restricted deposits	-	(1,000)	(293)
Withdrawal of short-term deposits	-	24,620	7,209
Purchase of property and equipment	(1,282)	(532)	(156)
Purchase of intangible assets	(87)	(110)	(32)
Net cash used in investing activities	(1,369)	(51,962)	(15,216)

CASH FLOWS - FINANCING ACTIVITIES
Proceeds from bank loan	1,020	-	-
Repayments of bank loan	(124)	(152)	(44)
Proceeds from exercise of employee stock options	-	1	*
Net cash provided by (used in) financing activities	896	(151)	(44)

DECREASE IN CASH AND CASH EQUIVALENTS	(19,159)	(73,389)	(21,490)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	105,890	111,746	32,722
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	1,758	(482)	(141)
CASH AND CASH EQUIVALENTS - END OF PERIOD	88,489	37,875	11,091

* Less than 1,000

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.
APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

			Convenience translation into USD (Note 1b)
	Six months ended June 30,		Six months ended June 30,
	2010	2011	2011
	NIS in thousands		In thousands

Adjustments required to reflect net cash used in operating activities:

Income and expenses not involving cash flows:
Depreciation and amortization	867	790	231
Impairment of intangible assets	1,550	80	23
Long-term prepaid expenses	4	(15)	(4)
Exchange differences on cash and cash equivalents	(1,758)	482	141
Share-based compensation	3,183	1,449	424
Interest and exchange differences on short-term deposits	-	2,833	830
Interest and linkage on bank loan	-	(8)	(2)
Interest and exchange differences on restricted deposits	(15)	67	20
	3,831	5,678	1,663

Changes in operating asset and liability items:
Decrease (increase) in trade accounts receivable and other receivables	30,418	(377)	(110)
Increase (decrease) in accounts payable and accruals	(9,311)	1,471	430
	21,107	1,094	320
	24,938	6,772	1,983

Supplementary information on interest received in cash	416	522	153

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION

a.	General

BioLineRx Ltd. (the “Company”) was incorporated and commenced operations in April 2003.

Since incorporation, the Company has been engaged, both independently and through its consolidated entities (collectively, the “Group”), in the development of therapeutics, from early-stage development to advanced clinical trials, for a wide range of medical needs.

In December 2004, the Company registered a limited partnership, BioLine Innovations Jerusalem L.P. (the “Partnership”), which commenced operations in January 2005. The Company holds a 99% interest in the Partnership, with the remaining 1% held by a wholly owned subsidiary of the Company, BioLine Innovations Ltd. The Partnership was established to operate an industrial research and development center in an incubator located in Jerusalem under an agreement with the State of Israel.

In February 2007, the Company listed its securities on the Tel Aviv Stock Exchange (TASE) and they have been traded on the TASE since that time. Since July 2011, the Company’s American Depositary Receipts (ADRs) are also traded on the NASDAQ Capital Market.

In January 2008, the Company established a wholly owned subsidiary, BioLineRx USA Inc., which served as the Group’s business development arm in the United States. In January 2011, the Company announced its intention to transfer its business development activities to Israel.

The Company has been engaged in drug development since its incorporation. Although the Company has generated revenues from two out-licensing transactions, the Company cannot determine with reasonable certainty if and when the Company will have sustainable profits.

b.	Convenience translation into US dollars (“dollars” or “USD”)

For the convenience of the reader, the reported New Israeli Shekel (“NIS”) amounts as of June 30, 2011 have been translated into dollars, at the representative rate of exchange on June 30, 2011 (USD 1 = NIS 3.415). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

c.
The condensed consolidated interim financial statements of the Company for the six months and three months ended June 30, 2011 were approved by the Board of Directors of the Company on August 22, 2011, and signed on its behalf by the Chairman of the Board, by the Company's CEO, and the Company's CFO.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 2 – BASIS OF PREPARATION

The Group’s condensed consolidated interim financial statements as of June 30, 2011 and for the six and three months then ended (hereinafter – the interim financial statements) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (hereinafter – IAS 34). These interim financial statements, which are unaudited, do not include all disclosures necessary for a complete presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles.  The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements as of December 31, 2010 and for the year then ended and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The results of operations for the six and three months ended June 30, 2011 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2010 and for the year then ended.

NOTE 4 – INTANGIBLE ASSETS

The Group wrote off intangible assets in the aggregate amount of NIS 80,000 during the six months ended June 30, 2011, relating to a project (BL-4040) that was terminated.

NOTE 5 – RESEARCH AND DEVELOPMENT

Research and development expenses are reflected net of research grants received from an interested (related) party of the Company, pursuant to a research funding arrangement for early development stage projects, as follows:

	Three months ended June 30,		Six months ended June 30,
	2010	2011	2010	2011
	NIS in thousands		NIS in thousands

Grants received from an interested party, offset against research and development expenses	881	754	1,636	1,508

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 6 – SUBSEQUENT EVENTS

a.
In June 2011, the Company’s Audit Committee and Board of Directors approved the commencement of proceedings required to extend the exercise period of the Company’s Series 2 warrants, which were issued in December 2009, from December 2011 to June 2013. This extension requires court approval in accordance with the Israeli Companies Law.

Pursuant to the above, in July 2011, the Company filed a formal motion with the District Court of Jerusalem to approve the extension period of the Series 2 warrants until June 30, 2013.

b.	On July 25, 2011, the Company’s American Depositary Receipts (ADRs) begin trading on the NASDAQ Capital Market. Each ADR certificate represents 10 ordinary shares of the Company.